UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Bank of Marin Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

063425102

(CUSIP Number)

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Riley Gardner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		383,347
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

383,347
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

383,347
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 063425102

1	NAME OF REPORTING PERSON

Shawn Devlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		466,031
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

466,031
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

466,031
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 063425102

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)–(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,285,786 Shares outstanding as of April 30, 2024, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2024.

A.	Mr. Gardner
(a)	As of the date hereof, Mr. Gardner directly beneficially owned 383,347 Shares.

Percentage: Approximately 2.4%

(b)	1. Sole power to vote or direct vote: 383,347
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 383,347
4. Shared power to dispose or direct the disposition: -0-
(c)	Mr. Gardner’s transactions in the securities of the Issuer during the past 60 days are set forth on Schedule A annexed hereto.
B.	Ms. Devlin
(a)	As of the date hereof, Ms. Devlin directly beneficially owned 466,031 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 466,031
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 466,031
4. Shared power to dispose or direct the disposition: -0-
(c)	Ms. Devlin’s transactions in the securities of the Issuer during the past 60 days are set forth on Schedule A annexed hereto.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or she does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or she does not directly own.

4

CUSIP No. 063425102

SIGNATURES

After reasonable inquiry and to the best of their respective knowledge, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2024

/s/ Riley Gardner
Riley Gardner

/s/ Shawn Devlin
Shawn Devlin

5

CUSIP No. 063425102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RILEY GARDNER

Sale of Common Stock	(2,514)	$15.4045	05/31/2024
Sale of Common Stock	(2,586)	$15.1891	06/03/2024
Sale of Common Stock	(2,456)	$14.7621	06/04/2024
Sale of Common Stock	(2,708)	$14.8090	06/05/2024
Sale of Common Stock	(2,137)	$15.1581	06/07/2024
Sale of Common Stock	(2,400)	$14.9117	06/10/2024
Sale of Common Stock	(1,440)	$14.7836	06/11/2024
Sale of Common Stock	(1,600)	$15.2725	06/12/2024
Sale of Common Stock	(748)	$14.9129	06/20/2024
Sale of Common Stock	(2,118)	$14.7449	06/21/2024
Sale of Common Stock	(1,722)	$14.7503	06/24/2024
Sale of Common Stock	(2,300)	$14.6036	06/25/2024
Sale of Common Stock	(4,882)	$16.2071	06/28/2024
Sale of Common Stock	(2,001)	$16.3790	07/01/2024
Sale of Common Stock	(1,802)	$16.4897	07/02/2024
Sale of Common Stock	(4,402)	$20.0257	07/15/2024
Sale of Common Stock	(5,608)	$21.1791	07/16/2024
Sale of Common Stock	(1,859)	$21.3835	07/17/2024
Sale of Common Stock	(2,342)	$20.8920	07/18/2024
Sale of Common Stock	(1,200)	$20.4908	07/19/2024
Sale of Common Stock	(2,000)	$20.8850	07/22/2024
Sale of Common Stock	(2)	$21.4500	07/23/2024
Sale of Common Stock	(2,704)	$21.3377	07/24/2024
Sale of Common Stock	(2,058)	$22.0895	07/25/2024
Sale of Common Stock	(2,800)	$22.2546	07/26/2024
Sale of Common Stock	(2,804)	$19.6246	07/29/2024

CUSIP No. 063425102

SHAWN DEVLIN

Sale of Common Stock	(1,400)	$14.7586	06/11/2024
Sale of Common Stock	(2,335)	$15.2578	06/12/2024
Sale of Common Stock	(1,181)	$14.8995	06/13/2024
Sale of Common Stock	(1,024)	$14.7182	06/14/2024
Sale of Common Stock	(1,681)	$14.7404	06/17/2024
Sale of Common Stock	(2,379)	$14.9450	06/18/2024
Sale of Common Stock	(1,797)	$14.9612	06/20/2024
Sale of Common Stock	(4,855)	$14.7509	06/21/2024
Sale of Common Stock	(2,159)	$14.7734	06/24/2024
Sale of Common Stock	(3,725)	$14.6380	06/25/2024
Sale of Common Stock	(4,948)	$14.6584	06/26/2024
Sale of Common Stock	(8,065)	$15.6700	06/27/2024
Sale of Common Stock	(7,731)	$16.1752	06/28/2024
Sale of Common Stock	(4,769)	$16.4111	07/01/2024
Sale of Common Stock	(2,901)	$16.5027	07/02/2024
Sale of Common Stock	(2,703)	$16.2272	07/03/2024
Sale of Common Stock	(3,055)	$16.0024	07/05/2024
Sale of Common Stock	(3,377)	$16.3617	07/08/2024
Sale of Common Stock	(1,178)	$16.4148	07/09/2024
Sale of Common Stock	(6,176)	$17.2679	07/10/2024
Sale of Common Stock	(3,350)	$18.4542	07/11/2024
Sale of Common Stock	(4,771)	$18.9303	07/12/2024
Sale of Common Stock	(6,823)	$20.0925	07/15/2024
Sale of Common Stock	(6,911)	$21.0021	07/16/2024
Sale of Common Stock	(8,248)	$21.4810	07/17/2024
Sale of Common Stock	(2,458)	$21.0948	07/18/2024